UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 54095 / July 5, 2006

Admin. Proc. File No. 3-11832

In the Matter of

EAGLETECH COMMUNICATIONS, INC.
c/o Rodney E. Young, President and CEO
7241 N.W. 6th Street
Plantation, Florida 33317

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's Opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of Eagletech Communications, Inc., be, and it hereby is, revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

By the Commission.

Nancy M. Morris
Secretary

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Rel. No.  54095 / July 5, 2006

Admin. Proc. File No. 3-11832

| |
| --- |
| In the Matter of<br><br>EAGLETECH COMMUNICATIONS, INC.<br>c/o Rodney E. Young, President and CEO<br>7241 NW 6th Street<br>Plantation, Florida 33317 |

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to comply with periodic filing requirements

Issuer admitted failing to file periodic reports for three years and stated that it would be unable to cure delinquencies or meet current filing obligations.  Held, it is necessary and appropriate for protection of investors to revoke the registration of issuer's securities.

APPEARANCES:

Rodney E. Young, for Eagletech Communications, Inc.

Anthony T. Byrne, for the Division of Enforcement.

Appeal filed:  July 6, 2005
Last brief filed:  September 20, 2005
Oral argument held:  February 13, 2006

I.

Eagletech Communications, Inc. ("Eagletech") appeals from an administrative law judge's decision finding that Eagletech had violated Section 13(a) of the Securities Exchange Act of 1934 and Rules 13a-1 and 13a-13 thereunder by failing to file its quarterly reports for any period after December 31, 2001 and its annual reports for any period after March 31, 2001. 1/

On that basis, the law judge revoked the registration of Eagletech's securities. We base our findings on an independent review of the record, except with respect to those findings not challenged on appeal. 2/

## II.

Eagletech is a Nevada corporation with its principal place of business in Plantation, Florida. Eagletech was organized to manufacture and distribute a telecommunications device developed for, and marketed to, small businesses. Eagletech's common stock is registered with the Commission pursuant to Exchange Act Section 12(g). 3/ Eagletech admits that it has not filed any quarterly reports with the Commission for any period after December 31, 2001, and that it has not filed any annual reports with the Commission for any period after March 31, 2001, as alleged in the Order Instituting Proceedings. 4/ At the prehearing conference, Eagletech represented that its ability to cure its delinquencies and make current filings depended on the outcome of pending litigation.

Eagletech asserts that it has been the victim of two separate manipulations by third parties. In the first of these, Eagletech alleges that a group used Eagletech's stock as a vehicle for a "pump-and-dump" scheme. 5/ Eagletech also alleges that a second group subjected

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1/     Exchange Act Section 13(a) requires issuers of securities registered pursuant to Exchange Act Section 12 to file periodic reports with the Commission in accordance with the rules established by the Commission. 15 U.S.C. § 78m(a). Rule 13a-1, 17 C.F.R. § 240.13a-1, requires issuers to file annual reports with the Commission, and Rule 13a-13, 17 C.F.R. § 240.13a-13, requires issuers to file quarterly reports with the Commission. The law judge decided the case on the Division of Enforcement's motion for summary disposition pursuant to Rule 250 of the Commission's Rules of Practice, 17 C.F.R. § 201.250.

2/     Rule of Practice 451(d), 17 C.F.R. § 201.451(d), permits a member of the Commission who was not present at oral argument to participate in the decision of a proceeding if that member has reviewed the oral argument transcript prior to such participation. Chairman Cox conducted the required review.

3/     15 U.S.C. § 78*l*(g).

4/     The last submission Eagletech filed was a June 28, 2002 notice to the Commission that it could not timely file its annual report for the fiscal year ended March 31, 2002.

5/     On February 15, 2005, the day the Commission instituted these proceedings, the Commission filed a civil injunctive action in the United States District Court for the District of New Jersey against seventeen individuals alleging that those defendants fraudulently sold Eagletech stock between August 1999 and December 2001 as part of a pump-and-dump manipulation. See SEC v. Labella, No. 05-CIV-852 (WGB) (D.N.J.). In January 2005, the United States Attorney for the District of New Jersey indicted four individuals for criminal securities manipulation in connection with the same pump-and-dump scheme targeting Eagletech stock. See United States v. Labella, No. 05-CR-87 (D.N.J.).

Eagletech's stock to "naked" short selling between January 2000 and August 2002. 6/ Eagletech blames these alleged schemes for the financial decline of the company. While we make no findings as to the cause, Eagletech was experiencing extreme financial difficulties at the time it ceased making the filings at issue here. In its last quarterly report, filed on February 19, 2002, for its fiscal quarter ending December 31, 2001, Eagletech reported net losses exceeding $16 million and a net working-capital deficiency exceeding $2 million. Eagletech also reported that it was delinquent in its accounts payable, interest payments on its convertible notes, and employee salaries. Eagletech also stated that there were substantial doubts about its ability to continue as a going concern. By June 28, 2002, Eagletech's situation had deteriorated to the point that it filed a notice with the Commission stating its inability to file timely its annual report because it could not prepare its financial statements. Eagletech's former outside auditor has since resigned. At one time, Eagletech maintained an office in Fort Lauderdale, Florida, but it now operates from the president's home in Plantation, Florida.

Eagletech represents that it has taken steps to redress the injuries it has suffered as a result of the alleged criminal schemes. Eagletech has sued forty individuals allegedly involved in the separate schemes identified by Eagletech. 7/ Eagletech represented at the prehearing conference that any monetary recovery in its civil litigation would be used to fund an effort to cure its filing delinquencies and file current reports. As of the date of the prehearing conference, a trial date had not been set for Eagletech's civil case against the alleged manipulators, although Eagletech expected that the trial would be scheduled for some time in 2006.

III.

Eagletech admits that it has failed to file the annual or quarterly reports required under Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder for any period after December 31, 2001. Eagletech's representation regarding its current inability to cure its filing delinquencies or make current filings suggests that the delinquencies are likely to continue for the indefinite future.

Eagletech asserts as an affirmative defense that it has been the victim of criminal activity by third parties that has made Eagletech financially unable to comply with its filing obligations. Even if the facts are as Eagletech represents them to be, however, the alleged criminal activity does not alter the fact of Eagletech's failure to file its quarterly and annual reports or its present inability to cure these deficiencies, the only matters relevant to this proceeding.

Eagletech devotes much of its brief to a description of the short-selling scheme and

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6/      "Naked" short selling is a technique in which speculators sell shares they do not own and never deliver, causing failed transactions and, typically, downward pressure on the stock's price. See Short Sales, 68 Fed. Reg. 62,972, 62,975 (Nov. 6, 2003) (Notice of Proposed Rulemaking for Regulation SHO).

7/      Eagletech asserts that neither the Commission nor any other law enforcement agency has taken any action against the alleged naked short sellers.

Eagletech's efforts to bring it to the Commission's attention. In this connection, Eagletech criticizes the Commission's alleged lack of understanding of the impact of naked short selling on the markets. In particular, Eagletech identifies perceived inadequacies in the Commission's recently adopted Regulation SHO, a measure addressing abuses in short selling. 8/ Eagletech then argues on this basis that Eagletech shareholders are, or will be, victims of two takings of property by the Commission without due process and without just compensation in violation of the Takings Clause of the Fifth Amendment. 9/ Eagletech alleges that the first taking occurred when the Commission adopted Regulation SHO. Eagletech alleges that Regulation SHO deprived Eagletech shareholders of property in violation of the Fifth Amendment "when it 'grandfathered' all pre-Regulation SHO delivery failures." Eagletech then alleges that an illegal taking will occur when the Commission's deregistration of Eagletech's stock "leaves behind a pool of shareholders who hold shares which exceed the number of shares issued by the company." Eagletech argues that

> Grandfathering and De-registration, both acts of "Discretion of the Law" by the Commission, has and will reward the criminal perpetrators by the inverse taking of the value of the shares from legitimate shareholders who paid for those shares with hard earned cash and transfers or will transfer 100% of the value to a group of manipulators who have broken the law by selling counterfeit shares of the company that they will never be required to deliver. 10/

This deregistration proceeding is not the appropriate forum in which to argue a claim that adoption of Regulation SHO somehow resulted in an unconstitutional taking. Regulation SHO was promulgated and adopted pursuant to the requirements of the Administrative Procedure Act, 11/ and all interested and affected persons were afforded ample process in that rulemaking by which to assert their rights. Affected parties have received all the process that is due under the provisions of the Administrative Procedure Act.

With respect to any revocation of the registration of Eagletech's securities that may result from this proceeding, the process that is due to Eagletech is specified in the Exchange Act and includes the instant review proceeding as a component. Moreover, the deregistration of Eagletech's securities, should it occur, would not be a taking, much less an uncompensated taking. The revocation of the registration of Eagletech's securities would lessen, but not eliminate, the shareholders' ability to transfer their Eagletech securities, which, in turn, may

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8/     See 17 C.F.R. §§ 242.200-203. The Commission adopted Regulation SHO on July 28, 2004, with a compliance date of January 3, 2005.

9/     The Fifth Amendment provides that, in pertinent part, "[n]o person shall . . . be deprived of . . . property, without due process of law; nor shall private property be taken for public use without just compensation." U.S. Const. amend. V.

10/     The record does not reflect whether Eagletech refers to an actual counterfeiting of share certificates or a situation in which naked short sales reflect sales volume that exceeds the number of publicly available shares.

11/     5 U.S.C. § 500 et seq.

further diminish the value of the securities.  The diminution of property values caused by government action is not a regulatory taking. 12/  We find that the revocation of the registration of Eagletech's securities would not constitute an unconstitutional uncompensated taking.

We conclude that Eagletech has violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

## IV.

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. 13/  In determining an appropriate sanction under Section 12(j) when an issuer has violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder by failing to make required filings we are guided by our recent decision in Gateway International Holdings, Inc. 14/  There we held that

> [o]ur determination, in such proceedings, of what sanctions will ensure that investors will be adequately protected therefore turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand. In making this determination, we will consider, among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations. 15/

Failure to file periodic reports violates a central provision of the Exchange Act.  The purpose of the periodic filing requirements is to supply investors with current and accurate financial information about an issuer so that they may make sound decisions.  Those requirements are "the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities." 16/  Proceedings initiated under Exchange Act Section 12(j) are an important remedy to address the problem of publicly traded companies that are delinquent in the filing of their Exchange Act reports, and thereby deprive investors of accurate, complete, and timely

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12/     Penn Central Transp. Co. v. New York City, 438 U.S. 104, 131 (1978) (stating that courts "uniformly reject the proposition that diminution in property value" is a regulatory taking).

13/     15 U.S.C. § 78m(j).

14/     Exchange Act Rel. No. 53907 (May 31, 2006), __ SEC Docket ____.

15/     Gateway, __ SEC Docket at ____ (footnote omitted).

16/     SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977).

information upon which to make informed investment decisions. 17/ Here, Eagletech's failure to comply with its reporting obligations under Section 13 has deprived the investing public of such information with respect to Eagletech's operations and financial condition for a period of more than three years. These are serious and recurring violations.

Eagletech has stated that its violations will continue unless and until it receives a monetary recovery in its civil litigation against the alleged manipulators, a recovery the amount, timing, and likelihood of which are at best speculative. While Eagletech's asserted financial inability to comply with its reporting obligations suggests not only that there is no basis for concluding that Eagletech's failure to file is the product of a desire to flout the law, but that such failure may be, in fact, unavoidable, Eagletech nonetheless is unable to remedy its past violations or ensure future compliance.

In weighing the harm to the current and prospective shareholders from the sanction we impose, we note that in any deregistration current shareholders could be harmed by a diminution in the liquidity and value of their stock by virtue of the deregistration. Here, however, the liquidity and value of Eagletech stock are already greatly diminished by the financial straits in which the corporation finds itself, and deregistration is unlikely to have a significant additional incremental effect. On the other hand, both existing and prospective shareholders are harmed by the continuing lack of current, reliable, and audited financial information, a harm for which, as Eagletech concedes, there is no cure in sight. Therefore, suspension of registration for a period not exceeding twelve months in the hope Eagletech would be able to return to compliance within that period would almost certainly result only in the necessity for another proceeding under Section 12(j) at the end of that period. Accordingly, we conclude that deregistration is necessary and appropriate for the protection of investors.

Eagletech objects to the Commission's apparent failure to respond to Eagletech's urging that the Commission take action against the individuals Eagletech believes engaged in the naked short-sale manipulation. The Division has construed these objections as an attempt to argue that Eagletech is the victim of improper selective prosecution because the Commission has proceeded against Eagletech but not the naked short sellers. To succeed on a claim of improper selective prosecution, Eagletech must establish that it was singled out for enforcement action while others who were similarly situated were not, and that its prosecution was motivated by arbitrary or unjust considerations such as race, religion, or the desire to prevent the exercise of a constitutionally protected right. 18/ Eagletech has failed to allege, much less prove, any of these elements, and we find that Eagletech was not the victim of improper selective prosecution. To the extent that the gravamen of Eagletech's complaint is that the Commission has decided not to take enforcement action against the naked short sellers, any such decision would be within the

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17/    See e-Smart Tech., Inc., Exchange Act Rel. No. 50514 (Oct. 12, 2004), 83 SEC Docket 3586, 3590-91 n.14.

18/    See United States v. Huff, 959 F.2d 731, 735 (8th Cir. 1992); Brian Prendergast, Securities Exchange Act Rel. No. 44632 (Aug. 1, 2001), 75 SEC Docket 1525, 1542.

Commission's prosecutorial and regulatory discretion and would be presumptively unreviewable. 19/

Accordingly, we find that it is necessary and appropriate for the protection of investors to revoke the registration of all classes of Eagletech's securities.

An appropriate order will issue. 20/

By the Commission (Chairman COX and Commissioners GLASSMAN, ATKINS, CAMPOS and NAZARETH).

Nancy M. Morris
Secretary

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19/    Heckler v. Chaney, 470 U.S. 821, 831-35 (1985); Board of Trade of City of Chicago v. SEC, 883 F.2d 525, 531 (7th Cir. 1989).

20/    We have considered all of the parties' contentions.  We have rejected or sustained them to the extent that they are inconsistent or in accord with the views expressed in this opinion.

INITIAL DECISION RELEASE NO. 287
ADMINISTRATIVE PROCEEDING
FILE NO. 3-11832

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

| | | |
|---|---|---|
| In the Matter of | : | |
| | : | INITIAL DECISION |
| EAGLETECH | : | June 7, 2005 |
| COMMUNICATIONS, INC. | : | |
| | : | |
| | : | |

APPEARANCES: Justin W. Arnold, Anthony T. Byrne, and James McGovern for the Division of Enforcement, Securities and Exchange Commission.

Rodney E. Young as chief executive officer of Eagletech Communications, Inc.

BEFORE: James T. Kelly, Administrative Law Judge.

The Securities and Exchange Commission (SEC or Commission) issued its Order Instituting Proceedings (OIP) on February 15, 2005, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP describes Eagletech Communications, Inc. (Eagletech or Respondent), as a Nevada corporation with its principal place of business in Fort Lauderdale, Florida. According to the OIP, Eagletech's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act. The OIP also alleges that Eagletech has not filed its quarterly reports with the Commission for any period after December 31, 2001, or its annual reports for any period after March 31, 2001. As a result, the OIP charges that Eagletech failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13.

The Commission instituted this proceeding to determine whether these allegations are true, to afford Eagletech an opportunity to establish any defenses to such allegations, and to decide whether the registration of Eagletech's securities should be suspended or revoked.

Eagletech filed its Answer on March 17, 2005. It admitted that it has failed to file the periodic reports alleged in the OIP. Eagletech also offered an affirmative defense that criminal conduct by third parties in connection with the trading of its securities caused its failure to file.

In its Answer, Eagletech presented evidence of the alleged criminal conduct and contended that the Division of Enforcement (Division) failed to investigate it.

I held a telephonic prehearing conference on March 28, 2005. The Division notified Eagletech of the opportunity to inspect and copy its investigative file. I then granted the Division leave to file a motion for summary disposition (Prehearing Conference transcript at 17-27 (Prehearing Conf. at ___); Order of Mar. 28, 2005). The Division filed its motion for summary disposition, with accompanying exhibits, on April 15, 2005. Eagletech submitted its opposition, with accompanying exhibits, on May 17, 2005. The Division filed its reply on May 25, 2005.


The Standards for
Summary Disposition


Rule 250(a) of the Commission's Rules of Practice provides that, after a respondent's answer has been filed and documents have been made available to that respondent for inspection and copying, a party may make a motion for summary disposition of any or all allegations of the OIP with respect to that respondent. The facts of the pleadings of the party against whom the motion is made shall be taken as true, except as modified by stipulations or admissions made by that party, by uncontested affidavits, or by facts officially noted pursuant to Rule 323 of the Commission's Rules of Practice.

Rule 250(b) of the Commission's Rules of Practice requires the hearing officer promptly to grant or deny the motion, or to defer decision on the motion. The hearing officer may grant the motion for summary disposition if there is no genuine issue with regard to any material fact and the party making the motion is entitled to summary disposition as a matter of law.

In assessing the summary disposition record, the facts, as well as the reasonable inferences that may be drawn from them, must be viewed in the light most favorable to the non-moving party. See Felix v. N.Y. City Transit Auth., 324 F.3d 102, 104 (2d Cir. 2003); O'Shea v. Yellow Tech. Svcs., Inc., 185 F.3d 1093, 1096 (10th Cir. 1999); Cooperman v. Individual, Inc., 171 F.3d 43, 46 (1st Cir. 1999).

By analogy to Rule 56 of the Federal Rules of Civil Procedure, a factual dispute between the parties will not defeat a motion for summary disposition unless it is both genuine and material. See Anderson v. Liberty Lobby, Inc., 477 U.S. 242, 247-48 (1986). Once the moving party has carried its burden, "its opponent must do more than simply show that there is some metaphysical doubt as to the material facts." Matsushita Elec. Indus. Co. v. Zenith Radio Corp., 475 U.S. 574, 586 (1986). The opposing party must set forth specific facts showing a genuine issue for a hearing and may not rest upon mere allegations or denials of its pleadings. At the summary disposition stage, the hearing officer's function is not to weigh the evidence and determine the truth of the matter, but rather to determine whether there is a genuine issue for resolution at a hearing. See Anderson, 477 U.S. at 249.

# FINDINGS OF FACT

The exhibits accompanying the Division's motion for summary disposition involve matters that may be officially noticed under Rule 323 of the Commission's Rules of Practice. Based on those exhibits (DX ___), on Respondent's Answer, and on Respondent's opposition to summary disposition, the Division has established, and Eagletech does not contest, the following material facts.

Eagletech was organized to manufacture, market, and distribute "unique communications products" (DX 2 at 10). Rodney E. Young (Young), Eagletech's president and chief executive officer, describes the firm's business as a "'one-number follow-me' service that was a virtual PBX or virtual [telephone] system for small businesses" (Prehearing Conf. at 7). At one time, Eagletech maintained an office in Fort Lauderdale, Florida. It now operates from Young's home in Plantation, Florida (Prehearing Conf. at 4, 6-7).

From August 1999 to August 2002, prices for Eagletech's common stock were posted on the Over-the-Counter Bulletin Board (Answer). At present, prices for Eagletech's common stock are distributed by the Pink Sheets, LLC (Prehearing Conf. at 8).

Eagletech is delinquent in its periodic filings with the Commission. It filed its last annual report on Form 10-KSB on August 14, 2001, for its fiscal year ending March 31, 2001 (Answer; Prehearing Conf. at 8-9; DX 1). It filed its last quarterly report on Form 10-QSB on February 19, 2002, for its fiscal quarter ending December 31, 2001 (Answer; Prehearing Conf. at 9; DX 1).

In the quarterly report filed on February 19, 2002, Eagletech identified several significant impediments to its continued operation, including the need to raise additional capital (DX 2 at 8). In the unaudited financial statements accompanying this quarterly report, Eagletech stated that it had incurred losses of more than $16 million since inception and had a net working capital deficiency of more than $2.2 million as of December 31, 2001 (DX 2 at 8). Eagletech also stated that it was delinquent in its accounts payable, convertible notes payable, and salaries to personnel, and that there were substantial doubts about its ability to continue as a going concern (DX 2 at 8).

On June 28, 2002, Eagletech notified the Commission that it could not prepare and file its Form 10-KSB for the fiscal year ending March 31, 2002, in a timely manner (DX 3). Eagletech explained that it was unable to complete its financial statements (DX 3). Eagletech has not made a public filing since June 28, 2002. Eagletech's former outside auditor, Sweeney, Gates & Co., has resigned (Prehearing Conf. at 9).

The Commission's Division of Corporation Finance is the staff office responsible for monitoring issuers' compliance with the periodic filing requirements of the Exchange Act. By letter dated July 30, 2004, the Division of Corporation Finance notified Eagletech that (1) Eagletech was not in compliance with the reporting requirements of Section 13(a) of the Exchange Act and (2) Eagletech could be subject to an administrative proceeding pursuant to Section 12(j) of the Exchange Act, without further notice (DX 4). Eagletech received the

Division of Corporation Finance's delinquency notice (Answer).  Following receipt of the letter, Eagletech has failed to bring itself into compliance with the periodic reporting requirements.

In November 2001, Eagletech filed a lawsuit in the Broward County, Florida, Circuit Court against forty defendants (DX 2 at 10, 12).  The suit alleges common law fraud, conspiracy, illegal conversion of property, and racketeering, and seeks to recover compensatory and punitive damages.  At present, the litigation is still in the discovery stage.  Young expects that the matter will be ready for trial in one year (Prehearing Conf. at 18, 20-21).  Young stated that a jury award would generate enough money to bring Eagletech's periodic filings current and allow it to implement its business plan (Prehearing Conf. at 18).

## DISCUSSION AND CONCLUSIONS

Under Section 12(j) of the Exchange Act, the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or to suspend the registration of a security for a period not exceeding twelve months if it finds that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.

It is uncontested that Eagletech has failed to file any annual or quarterly reports for any period after December 31, 2001.  Thus, Eagletech has violated, and continues to violate, Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

Affirmative Defense

Eagletech's affirmative defense cannot succeed, as a matter of law.  Eagletech alleges that the price of its common stock has been the subject of two separate criminal price manipulations:  first, by a group of pump-and-dump manipulators; and second, by a group of naked short-sellers.  It acknowledges that the Commission and the Department of Justice have recently commenced actions against the alleged pump-and-dump manipulators.[1]  It asserts that the Commission has not taken appropriate action against the naked short-sellers.[2]

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[1]  On the same day that the Commission initiated this administrative proceeding, it filed a related civil injunctive action against seventeen individuals in U.S. District Court for the District of New Jersey.  See SEC v. Labella, No. 05-CIV-852 (WGB) (D.N.J.).  The civil injunctive action alleges that the defendants fraudulently sold Eagletech stock between August 1999 and December 2001.  As a separate matter, the U.S. Attorney for the District of New Jersey obtained indictments in January 2005 against four individuals for criminal securities manipulation activities.  See United States v. Labella, No. 05-CR-87 (D.N.J.).

[2]  The Commission recently adopted Regulation SHO, Short Sales, 17 C.F.R. § 242.200, to address some of the problems associated with naked short selling.  Regulation SHO took effect on January 3, 2005.  Eagletech contends that a decision deregistering its securities in this proceeding will have the effect of "grandfathering" all pre-Regulation SHO delivery failures by naked short sellers, who will never have to purchase shares to cover their naked short positions.  This policy argument should be addressed to the Commission.

Decisions not to enforce are presumptively unreviewable. Heckler v. Chaney, 470 U.S. 821, 831-35 (1985); Chicago Bd. of Trade v. SEC, 883 F.2d 525, 530-31 (7th Cir. 1989); cf. Kixmiller v. SEC, 492 F.2d 641, 645 (D.C. Cir. 1974). The presumption may be rebutted where the substantive statute has provided guidelines for the agency to follow in exercising its enforcement powers. Chaney, 470 U.S. at 833. However, that is not the situation presented here. If Eagletech wishes to pursue this line of argument, it may do so by filing a timely petition for review with the Commission.

### Sanction in the Public Interest

The determination of an appropriate sanction under Section 12(j) of the Exchange Act should be guided by the public interest factors identified in Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979), aff'd on other grounds, 450 U.S. 91 (1981). See WSF Corp., 77 SEC Docket 1831 (May 8, 2002), final, 77 SEC Docket 2336 (May 24, 2002).

Under Steadman, several issues should be considered, including: (1) the egregiousness of the respondent's actions; (2) the isolated or recurrent nature of the infraction; (3) the degree of scienter involved; (4) the sincerity of the respondent's assurances against future violations; (5) the respondent's recognition of the wrongful nature of its conduct; and (6) the likelihood of future violations. No one factor is controlling.

Section 13(a) of the Exchange Act and the regulations thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file periodic and other reports with the Commission. Implicit in these rules is the requirement that the reports accurately reflect the financial condition and operating results of the issuer. SEC v. Kalvex, Inc., 425 F. Supp. 310, 315-16 (S.D.N.Y. 1975). No showing of scienter is necessary to establish a violation of Section 13(a) or the regulations thereunder. SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); see also SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978).

The purpose of periodic filings is to supply the investing public with current, accurate financial information about an issuer so that the investing public may make informed decisions. As stated in SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history):

> The reporting requirements of the [Exchange Act] is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

I therefore conclude that Eagletech's violations involve an important provision of the Exchange Act. The violations are egregious and ongoing. Eagletech has failed to file three audited annual reports and nine quarterly reports over a period of more than three years. The Division need not establish scienter as an element of the violation of Section 13(a).

Eagletech has offered no assurances against future violations. In fact, Young has indicated that Eagletech cannot become current in its filing obligations, if at all, until after the successful conclusion of its civil lawsuit.

Young has claimed that criminal conduct by others has caused Eagletech's failure to file. This further demonstrates that Eagletech does not appreciate the wrongful nature of its conduct. Nor does Eagletech accept responsibility for its failure to meet its filing obligations. The likelihood of future violations is quite high.

As a result of Eagletech's failure to make the required filings, there is no current, reliable, audited information regarding Eagletech's operations or financial condition. The investing public has no way of knowing if the missing periodic reports really mask significant financial problems and/or potential inaccuracies in Eagletech's most recent financial statements. Viewing the Steadman factors in their entirety, it is necessary and appropriate for the protection of investors to revoke the registration of all classes of Eagletech's registered securities.

## ORDER

Based on the findings and conclusions set forth above, IT IS ORDERED THAT:

1. The Division of Enforcement's motion for summary disposition is granted;
2. The telephonic status conference scheduled for June 17, 2005, is cancelled; and
3. The registration of all classes of the registered securities of Eagletech Communications, Inc., is revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision pursuant to Rule 111 of the Commission's Rules of Practice. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact, or unless the Commission determines on its own initiative to review this Initial Decision as to any party. If any of these events occur, the Initial Decision shall not become final as to that party.

 

 

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James T. Kelly
Administrative Law Judge